UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

International Rectifier Corporation
(Name of Subject Company)

Vishay Intertechnology, Inc.
(Names of Filing Person — Offeror)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

460254105
(Cusip Number of Class of Securities)

Lior E. Yahalomi
Chief Financial Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern PA 19355-2143
Telephone: (610) 644-1300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

Calculation of Filing Fee
Transaction Valuation* Amount of Filing Fee*
N/A N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the
previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
	Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Proposed Acquisition of International Rectifier Corporation

September 2008

Forward-Looking Statements

Some statements set forth in this communication, including those regarding Vishay's proposal to acquire International Rectifier Corporation ("IRF") and the expected impact of the acquisition on Vishay's strategic and operational plans and financial results, contain forward-looking statements that are subject to change. Statements including words such as "intend", "believe", "should", "expect", "are confident" or similar words as well as statements in the future tense are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from the expectations set forth in the forward-looking statements.

Some of the factors which could cause results to differ materially from the expectations expressed in these forward-looking statements include the following: the possibility that Vishay's proposed offer to acquire IRF will not be made or consummated for any number of reasons, including the failure of the stockholders of IRF to support the proposed transaction, the failure of any conditions to Vishay's proposed offer to be satisfied, or the failure to obtain financing on terms acceptable to Vishay; the possibility that if approved, the closing of the proposed acquisition may be delayed; the effect of the announcement of the proposed offer on Vishay's and IRF's strategic relationships, operating results and business generally, including the ability to retain key employees; fees and expenses incurred in connection with Vishay's acquisition proposal, director nominations and stockholder proposals; Vishay's ability to successfully integrate IRF's operations and employees and achieve synergies; the risk that Vishay's acquisition proposal will make it more difficult for Vishay to pursue other strategic opportunities; the risk of stockholder litigation in connection with Vishay's proposal, or otherwise; general economic conditions; and other factors described in Vishay's SEC filings (including Vishay's Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Reports on Form 10-Q for the quarters ended March 29, 2008 and June 28, 2008), which are available without charge at www.sec.gov.

All forward-looking statements in this presentation are qualified by these cautionary statements and are made only as of the date of this presentation. Vishay undertakes no duty to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Additional Information

In connection with the solicitation of proxies for IRF's 2007 annual stockholders meeting, Vishay filed with the SEC a preliminary proxy statement on September 15, 2008. Stockholders are strongly advised to read the preliminary proxy statement and accompanying proxy card, as well as the definitive proxy statement and any amendments thereto or other relevant documents which may be filed with the SEC, carefully and in their entirety because they contain or will contain important information, including information relating to the participants in Vishay's solicitation of proxies. Stockholders may obtain free copies of the preliminary proxy statement and accompanying proxy card and, when available, the definitive proxy statement and other relevant materials filed with the SEC, at www.sec.gov or by directing a request to Innisfree M&A Incorporated at (877) 456-3402.

The information in this presentation is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of IRF. Vishay's proposed tender offer for the common shares of IRF has not commenced. Any offers to purchase or solicitations of offers to sell will be made only pursuant to a tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) filed with the SEC. IRF stockholders are strongly advised to read these documents and any other documents relating to the tender offer which may be filed with the SEC carefully and in their entirety because they will contain important information. Stockholders may obtain free copies of these documents after they are filed with the SEC at www.sec.gov or by directing a request to Innisfree M&A Incorporated at (877) 456-3402.

This presentation includes statements and information from previously published material. Permission to reprint or use these statements was neither sought nor obtained.

Presentation Outline

- Vishay Overview
- Transaction Summary and Rationale
- Vishay's $23.00 Per Share Proposal Offers International Rectifier Shareholders Superior Value
- International Rectifier's Delayed 2007 Annual Meeting:
  Why We Need – and Deserve – Your Support

Vishay Overview

About Vishay

- Vishay is one of the largest manufacturers of electronic components which are used by virtually all major American and European, and most Asian, manufacturers of electronic products

  - Vision: "One stop shop"
    - Focusing on R&D and prudent acquisitions
    - More than 20 acquisitions integrated over the past two decades
    - #1 or #2 product supplier to customers

  - Innovative products and technologies meet current and future market needs
    - Broadest line of discrete semiconductors and passive components

  - Worldwide leader with global footprint
    - Over 27,000 employees world-wide

Vishay Is #1 Worldwide In Many Passive Components, Semiconductors And Sensors Categories

PASSIVE COMPONENTS

- Resistors and inductors
  - #1 worldwide in wirewound and other power resistors
  - #1 worldwide in foil resistors
  - #1 worldwide in SMD thin film resistors
  - #1 worldwide in leaded film resistors
- Capacitors
  - #1 worldwide in wet tantalum capacitors

SEMICONDUCTORS

- Discrete semiconductors (power MOSFETs, diodes, transistors)
  - #1 worldwide in rectifiers
  - #1 worldwide in low-voltage power MOSFETs (< 200 V)
  - #1 worldwide in glass diodes
- Optoelectronics (IRDC, sensors, optocouplers, IR receiver modules, LEDs)
  - #1 worldwide in infrared components

SENSORS

- Stress measurement systems
  - #1 worldwide in strain gage sensors and load cells

Focus on Being #1 or #2 with Each Vishay Customer

Broadest Line Of Discrete Semiconductors And Passive Components

	Semiconductors						Passive Components							
	Diodes	Rectifiers	Selected ICs	Opto			Capacitors		Resistors					Magnetics
Competitors	Diodes Rectifiers	MOSFETs Small Signal	Analog Switches Power ICs	IRDC IR Comp. Sensors	Opto Couplers	LEDs	Aluminum Film	Power Tantalum MLCC	Film Foil WW	R-chips	Sensors	Variable	Non-linear	Inductors Trans-formers
Vishay	●	●	◑	●	●	◑	●	●	●	●	●	●	◑	●
Avago (Agilent)				●	●	●								
AVX							●	●						
EPCOS							●	◑					●	●
Fairchild Semi	●	●	●		●	◑								
HBM											●			
International Rectifier		●	●											
Infineon	◑	●	●											
KEMET								●						
KOA									◑	●		◑		◑
Maxim			●											
Murata								●				◑	◑	●
NXP (Philips)	◑	●												
On Semi	●	●	●											
Rohm	●	●		●	◑	◑		◑	●	●				
Sharp				●	●	◑								
STMicroelectronics	●	●	●											
TDK								●					◑	●
Texas Instruments			●											
Toshiba	●	●		●	●	◑								
Yageo								●	◑	●				◑

Source: Company estimates.

● Major Position ◑ Minor Position

Successful History Of Growth Through Strategic Acquisitions

($ in millions)

VISHAY ANNUAL SALES



$3,000
2,800
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
20% CAGR of Sales (1986 – 2007)
Dale
Draloric
Sfernice
Sprague
Roederstein
Vitramon
Siliconix, Telefunken
General Semiconductor
Infineon Infrared business
BCcomponents (Philips)
Transducer Co.
International Rectifier's PCS business
KEMET Wet Tantalum

TRANSACTION SUMMARY AND RATIONALE

Vishay's Premium Proposal – $23.00 Per Share In Cash

- Represents a **30% premium** to International Rectifier's ("IRF") average closing price for the 30 trading days preceding Vishay's original proposal (announced on August 15, 2008)
  - **71% premium** to trading value of enterprise (average closing price less cash)
- Since that day the Semiconductor Index has **dropped** 16%[a] and IRF's peer group has dropped 19%[a], while **Vishay has increased** its proposal by 8%
- Vishay believes $23.00 per share in cash offers greater value than what IRF could reasonably achieve on its own in the foreseeable future
- IRF's three-year turnaround plan is "an optimistic outlook indeed" and "too aggressive" (Craig A. Ellis, Citigroup, September 22 and 24, 2008)
- Vishay's $23.00 per share proposal reflects a fair allocation of synergy benefits

$23.00 per share in cash represents full and fair value for IRF shareholders

(a) As of September 23, 2008.

Where Would IRF Stock Price Be Without Vishay's Bid?

"On stock upside, a truly best case is discounting back mgt's targeted $2.12 in F11 run-rate EPS which at a target (13.0x) P/E implies upside of 12% or to $22. However, **if VSH exits the picture, shares would likely fall below the pre-deal price ($18.82) toward a CO9-based fundamental value near $16, or downside of 19%.**" (Craig A. Ellis, Citigroup, September 24, 2008)

Background

- Vishay has tried to discuss a potential transaction with IRF for nearly a year, but these approaches have been rebuffed by IRF
- Because IRF was unwilling to negotiate, on August 14, 2008 Vishay made a proposal to acquire IRF for $21.22 per share in cash
- On September 10, 2008, Vishay increased its all-cash proposal to $23.00 per share
  - A 30% premium to IRF's average closing price for the 30 trading days preceding the original proposal
  - A 71% premium to IRF's enterprise value
- IRF has rejected both proposals and refused to talk to Vishay

VISHAY $23.00 PER SHARE PROPOSAL OFFERS IRF SHAREHOLDERS SUPERIOR VALUE

IRF Investors Face A Simple Choice

IRF Investor

→ $23.00 per Share in Cash Now

→ IRF's "Strategic Turnaround Plan": Uncertain Value, Uncertain Timing

IRF's Risky Strategy – In Its Own Words

From IRF's 2008 Annual Report on Form 10-K filed September 15, 2008 (among 42 Risk Factors):

- "Our growth strategy includes a number of changes to the manner in which we conduct business . . . execution on our strategy **could expose us to additional risks**"
- "**We cannot assure you that we will be able to successfully implement our business strategy** or that implementing our strategy will sustain or improve our results of operations in the future"
- "Pending and future **governmental inquiries may adversely affect us**, the trading prices of our securities and our ability to access the capital markets . . . we may be required to pay criminal or civil fines, consent to injunctions on future conduct or suffer other penalties, any of which could have a material adverse effect on us"
- "We **have identified material weaknesses** in our internal control over financial reporting, which could impact our ability to report our results of operations and financial condition accurately and in a timely manner . . . We have **extensive work remaining** to remedy the material weaknesses in our internal control over financial reporting."

Oleg Khaykin, August 4, 2008: "I want to be very clear: **we have many challenges and issues that will need to be addressed** in order for IR to realize its full potential. Some of those challenges are straightforward and we are already addressing them, or will address them shortly. **Others are much more structurally complex and it will take us much longer time to resolve**."

VISHAY®

IRF's Financial Performance Has Been Subpar At Best

($ in millions)

REVENUE AND GROSS MARGIN



FY08 Revenue Decline: 9%
Q408 YoY Revenue Decline: 26%
Q408 QoQ Revenue Decline: 20%
$350
300
250
200
150
45%
40%
35%
30%
$232
$293
$232
$258
$250
$247
$238
$191
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
GM % (a)
42.1%
41.5%
40.0%
40.6%
36.6%
35.2%
33.4%
32.8%
Revenue (ex. PCS and TS)
Gross Margin (a)

($ in millions)

POWER MANAGEMENT DEVICE



Decline: 10%
Decline: 43%
$450
350
250
150
$416
$374
2007
2008
Revenue
$200
150
100
50
0
$140
$79
2007
2008
GM %
33.7%
21.2%
Gross Profit

($ in millions)

IP ROYALTY REVENUE



Decline: 89%
$14
12
10
8
6
4
2
0
$12.9
$9.3
$9.8
$10.3
$1.1
4Q07
1Q08
2Q08
3Q08
4Q08

($ in millions)

CY 06 / 07 RELATIVE GROWTH TO MARKET



Decline △: 250bps
10.0%
7.5%
5.0%
2.5%
0.0%
5.4%
2.9%
WW Market
IRF

Worldwide markets in which IRF operates have grown 250 bps faster than has IRF

Source: Gartner and company filings. Note: Worldwide market includes voltage regulator, power transistor, power diodes and consumer ASSP segments.
(a) Consolidated gross margin adjusted to exclude the impact of inventory write-offs.

Vishay's $23.00 Per Share Proposal Represents A 45% Premium Over Wall Street Analysts' Price Target For IRF

VISHAY®

CRAIG A. ELLIS, CITIGROUP, 9/17/08, 9/22/08 and 9/24/08

- IRF price target reduced from $22 to $16
- Valuation metrics
  - Average of EV/Rev and P/E Multiples
    - '09 Rev: $883 mm
    - '07-'08 growth: (14.6%); '08-'09 growth: (4.9%)
  - EV/ 09 Rev Multiple: 1.2x
  - P/E 09 Multiple: 13.0x
  - **Implied Price Target: $16.00**
- Key commentary
  - IRF's turnaround business plan "too aggressive" and "we significantly discount prospects"
  - Target margins of 15% imply $0.30, "itself a stretch given macro and competitive risks and sectors' poor target model execution"

ROMIT SHAH, LEHMAN BROTHERS, 8/5/08

- IRF price target reduced from $35 to $16
- Valuation metrics
  - EV/ 09 Revenue Multiple: 1.0x
    - '09 Rev: $763 mm
    - '07-'08 growth: (24.1%); '08-'09 growth: (4.7%)
  - **Implied Price Target: $16.00**
- Key commentary
  - Expects tough business conditions and the inventory overhang in the channel to continue to impact margins near term while the management focuses on aligning the cost structure with a reduced revenue outlook
  - Revised FY08 and FY09 estimates sharply downwards and moved the price target lower to $16 vs $35 as "major results restatement leads to lower estimates"

$23.00 Per Share Values IRF Attractively Relative To Peers

VISHAY®

Revenue Growth '07 - '08E		EV/ Rev 2008E	
ONNN	36.7%	DIOD	2.3x
DIOD	21.5%	EPIPF	2.0x
KEM	21.4%	ONNN	1.7x
EPIPF	15.4%	Murata	1.1x
Yageo	10.2%	IRF at $23	1.0x
VSH	7.1%	STM	1.0x
Murata	7.9%	EPC	0.8x
EPC	2.5%	FCS	0.8x
FCS	1.9%	Rohm	0.8x
AVX	2.2%	Yageo	0.7x
STM	(1.3)%	AVX	0.7x
Rohm	(1.2)%	KEM	0.5x
IRF [(a)]	(9.5)%	VSH	0.4x

EBITDA Margin 2008E		EV/EBITDA 2008E	
EPIPF	28.0%	IRF at $23	11.7x
Rohm	27.9%	DIOD	10.5x
Murata	24.5%	ONNN	8.6x
DIOD	22.1%	KEM	8.1x
Yageo	21.6%	EPIPF	7.0x
ONNN	20.3%	AVX	5.6x
STM	17.4%	STM	5.6x
FCS	17.0%	EPC	5.4x
EPC	15.3%	FCS	4.8x
VSH	14.9%	Murata	4.4x
AVX	12.0%	Yageo	3.3x
IRF [(a)]	9.3%	VSH	2.9x
KEM	6.4%	Rohm	2.7x

IRF's negative growth and turnaround uncertainty do not justify the multiples implied by Vishay's $23.00 per share offer price

Source: Wall Street estimates. Market data as of September 23, 2008.

(a) Revenue and EBITDA exclude transition services, IP royalty, investigation expense and inventory write-offs.

What Changed In Only Six Weeks?

6 Weeks Span

The Optimistic Viewpoint	The "Roadmap" Post-Vishay's Bid
IRF Investor Presentation 8/4/08 (Pre Vishay Bid)	**IRF Investor Presentation 9/22/08**
◆ Three-Phase Turn-Around Strategy • Phase I: Stabilization **(12 months to complete)** • Phase II: Operational Optimization **(12-24 months to execute)** • Phase III: Growth Acceleration (18-30 months to launch products)	◆ Strategic Roadmap to Create Value • Phase I: Stabilization **(100% of specified actions taken)** • Phase II: Operational Optimization **(50% of specified actions taken)** • Phase III: Growth Acceleration (0% action taken)
◆ "Targeting" longer-term **15% operating margin** - Oleg Khaykin, CEO	◆ Targeting **20% operating margin**
◆ "We are embarking on the restructuring as we speak. I **don't want to necessarily give you too far out into what to expect** because it's a little **speculative** right now." Peter Knepper, Acting CFO	◆ "Showing early progress on strategic roadmap" • 400bps improved utilization / asset productivity on Roadmap • 500bps COGS cost reduction on Roadmap
◆ "... I am **not prepared** to discuss specific quarterly guidance or immediate sequential targets for our revenue, gross margin, EPS, going forward." Oleg Khaykin, CEO	◆ Management Guidance: • FY2011 Revenue: $1250mm, 12% CAGR to FY08A • FY2011 Gross Profit: $563mm, 24% CAGR to FY08A • FY2011 Operating Profit: $250mm, Loss of $76mm in FY08A

IRF's Board And Management Have Been Slow To Resize IRF

- Investigation of improper accounting practices and financial reporting lasted 19 months and so far has cost more than $100 million (over $125 million expected)
- Board took 14 months since the start of the investigation to find a new CEO
  - Board took approximately six months to place former CEO on leave
  - Acting CEO (who was general counsel during the period when the activities requiring restatement occurred) managed IRF for approximately seven months while Board searched for a new CEO
  - Lost two R&D leaders and EVP of Global Sales and Marketing
- IRF did not adjust its capacity and cost base as sales softened 21% in March quarter 2007
  - Ambitious growth forecasts led to excessive capital expansion, low utilization and gross margins declined from 42% to 33%
  - Pushing products aggressively into channels led to $50 million of inventory write-offs over last two years
  - IRF did not rationalize R&D and SG&A base after the sale of its PCS business in April 2007

Does IRF's New Management Have The Depth And Expertise Required?

- Current management has obvious gaps
  - Loss of critical and irreplaceable R&D leadership
  - No EVP of Global Sales and Marketing
  - No permanent CFO for over a year – new CFO recently appointed and to join IRF on October 6, 2008
- Oleg Khaykin has never been a CEO and lacks expertise with discrete semiconductor and integrated circuits (ICs) – IRF's core businesses

IRF'S DELAYED 2007 ANNUAL MEETING: WHY WE NEED – AND DESERVE – YOUR SUPPORT

What Is At Stake At IRF's Delayed 2007 Annual Meeting?

VISHAY®

- IRF last held a shareholders meeting in 2006
- The upcoming meeting is the 2007 Annual Meeting to elect three Class I directors (who should have been elected in 2007)
- IRF has indicated that it intends to hold the 2008 meeting in 2009
- Vishay has nominated three highly-qualified independent director candidates who will listen to shareholders and seek to maximize shareholder value
- Vishay has also proposed amendments to IRF's Bylaws designed to stop IRF from denying shareholders the opportunity to timely express their views on Vishay's premium proposal
- This is an opportunity to send a strong message to IRF's Board that shareholders want them to take action to maximize shareholder value

IRF shareholders' support is essential for Vishay to pursue its proposed acquisition

Vishay's Experienced Independent Nominees

Vishay's three highly-qualified and independent candidates are committed to maximizing value for all IRF shareholders:

- **Ronald M. Ruzic**: Prior to retiring in 2003, Mr. Ruzic was Executive Vice President of BorgWarner Inc. since 1992 and Group President of BorgWarner Automotive Inc. since 1989; has been director of various companies

- **William T. Vinson**: Mr. Vinson is currently a Director and the Chairman of Siemens Government Services, Inc. and serves on the Government Security, Audit and Compensation committee. Prior to his retirement in 1998, Mr. Vinson served as Vice President and Chief Counsel of Lockheed Martin Corporation

- **Yoram (Jerry) Wind**: Prof. Wind is the Lauder Professor, Professor of Marketing and Director of SEI Center for Advanced Studies in Management at The Wharton School, University of Pennsylvania. In addition, Prof. Wind founded Wind Associates, a consulting firm that advises on both overall global corporate and business strategy and transformations as well as marketing strategy and development of new businesses

Vishay's Proposed Bylaw Amendments

- Vishay has proposed three amendments to IRF's Bylaws
  - To ensure that IRF's 2008 Annual Meeting is held before the end of 2008 and prevent IRF's directors from serving beyond their three-year terms without shareholder approval
  - To prevent IRF from adjourning the 2007 Annual Meeting without the approval of the majority of shareholders
  - To prevent IRF from adopting Bylaw amendments that would deny shareholders the opportunity to consider Vishay's nominees and its premium proposal

Vishay's proposed Bylaw amendments are designed to prevent IRF from denying shareholders the opportunity to timely express their views on Vishay's premium proposal

Why You Should Support Vishay

- IRF's Board and management are entrenched
  - Four directors were in office when the activities requiring financial restatements occurred
  - The other four are their recent appointees – none of whom was elected by the shareholders
  - Now the incumbents want credit for "cleaning up" the problems they were responsible for supervising (at an expected cost of over $125 million)
  - Incumbents paid themselves generously - up to $418,000 in one case - in the last year to fix problems created on their watch
  - Last week adopted egregious indemnification agreements as a condition to their willingness to serve as directors
  - IRF's Board and management have refused to talk to Vishay
- IRF has not indicated how or when it will generate value equal to or in excess of Vishay's $23.00 per share all-cash proposal

Roadmap To Success

- Step 1: Elect Vishay's three director nominees at IRF's delayed 2007 Annual Meeting on October 10, 2008
  - Three highly-qualified, independent candidates
  - Will constitute a minority of the Board (3 of 8)
  - Committed to maximizing shareholder value
  - Send a strong message to majority of the IRF Board
- Step 2: If IRF's Board remains intransigent, shareholders will have the opportunity to elect two new directors at the 2008 Annual Meeting
  - Vishay is taking actions designed to ensure that IRF cannot unreasonably delay its 2008 Annual Meeting
- Step 3: IRF's Board takes action to maximize shareholder value
  - Negotiates with Vishay (and any other interested parties) and facilitates due diligence

Conclusion

- Vishay's $23.00 per share all-cash proposal offers more certain and superior value to IRF's turnaround plan
- Vote **FOR** Vishay's highly-qualified and independent nominees to preserve your opportunity to consider all value-maximizing alternatives
- Vote **FOR** Vishay's proposed Bylaw amendments
- Send a strong message to your Board of Directors that you want them to fairly consider Vishay's premium proposal and to maximize value for all IRF shareholders

THE CHOICE IS CLEAR:

We believe there is no risk to IRF shareholders in supporting Vishay's independent director nominees and proposed Bylaw amendments

Appendices

Setting The Record Straight: Vishay's Litigation Claims Regarding PCS Sale

- Vishay believes IRF fraudulently misrepresented its PCS business to it
  - On April 1, 2007, Vishay completed the acquisition of IRF's PCS business for a total purchase price of approximately $300 million
  - On April 9, 2007, IRF announced that its financial statements were unreliable. No prior notice was given to Vishay
- **Question: What did IRF know and when did they know it?**
- Vishay believes it has several valuable claims against IRF regarding the PCS acquisition which it fully intends to pursue vigorously
- Vishay's claims are independent of its $23.00 per share proposal

Adjusted For IRF's Cash Balance Of $10.20 / Share, Vishay's Proposal Compares Favorably To The Unsolicited Bid Premia Average In The Technology Sector



100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Premium adjusted for cash of $10.20 per share (a)
71.0%
30.1%
Premium to 30-day average price
29.8%
60.7%
51.9%
64.7%
61.6%
95.6%
93.2%
Vishay Offer @ $23.00
Mentor Graphics / Cadence Design (b) (Jun-2008)
BEA Systems / Oracle (Oct-2007)
Yahoo! / Microsoft (Feb-2008)
Sandisk / Samsung (Sep-2008)
Premium to Price
Premium to Price Adjusted for Net Cash

Premium Offered to Unaffected Share Price

(a) Premium Calculated as [Offer price of $23.00 - $10.20 cash per share = $12.80] / [(30-day average price of $17.69 – $10.20) = $7.49] – 1 = 71%.
(b) Premium adjusted for net debt is 28.1%.

In Recent Years, Premiums Offered In Contested Situations Have Rarely Exceeded 30%



80.0%
60.0%
40.0%
20.0%
0.0%
71.0%
30.1%
20.9%
28.5%
28.2%
27.6%
Median: 27.9%
IRF @ $23.00 per share (Adjusted for $10.20 cash per share)
IRF @ $23.00 per share
2005
2006
2007
YTD 08

Average Premiums Offered to 30-Day Average Price Prior to Announcement

Source: Thomson Financial Securities Data, August 31, 2008.

Is Now The Right Time?

VISHAY®

- Despite the decline in stock prices, multiples have remained stable and in many cases, have increased

	INDUSTRY ENVIRONMENT		
	Forward 12 Months P/E Ratios as of		
	1/1/2008	8/15/2008	% Change
Micrel Inc.	14.8x	18.1x	22.3%
Fairchild Semiconductors	11.6	14.0	20.3%
ON Semiconductor Corp.	9.7	11.3	17.3%
Maxim Integrated Products	18.1	20.1	11.3%
Supertex Inc.	19.6	21.5	9.8%
Microsemi Corp.	15.8	17.3	9.0%
Linear Technology Corp.	17.6	17.8	0.9%
Intersil Corp.	15.0	15.1	0.7%
National Semiconductor Corp.	16.1	15.4	(4.2%)
Vishay Intertechnology	9.9	9.2	(7.1%)
Average P/E (ex IRF)	**14.8x**	**16.0x**	**8.0%**
International Rectifier [(a)]	**15.6x**	**NM**	**NM**

Source: FactSet.

(a) Based on stock price of $33.97 and consensus NTM EPS of $2.18 as of 1/1/08; consensus NTM EPS of $0.08 as of 8/15/08.